Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Pension Committee of the
American Woodmark Corporation Retirement Savings Plan:
We consent to the incorporation by reference in Registration Statement (No. 333-223220, 333-141621 and 333-186266) on Form S-8 of American Woodmark Corporation of our report dated June 28, 2022, with respect to the statements of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan as of December 31, 2021, and the related statements of changes in net assets available for benefits for the year then ended, and the supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2021, which report appears in the December 31, 2021 annual report for Form 11-K of the American Woodmark Corporation Retirement Savings Plan.

/s/ YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
June 28, 2022